
07001423


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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 11/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John W. Loofbourrow Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall St., 20th FL
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Loofbourrow (212)-558-6400 x100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Sq.	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN W. LOOFBOURROW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHN W. LOOFBOURROW ASSOCIATES, INC., as of November 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Helen A. Glawitsch

Notary Public

HELENE A. GLAWITSCH
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Nov. 13, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

John W. Loofbourrow Associates, Inc.

Year ended November 30, 2006
with Report of Independent Registered Public Audit Firm

(Confidential pursuant to Rule 17a-5(e)(3))

John W. Loofbourrow Associates, Inc.

Statement of Financial Condition

Year ended November 30, 2006

Contents



▪ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

▪ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Audit Firm

To the Stockholders of
John W. Loofbourrow Associates, Inc.

We have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the "Company") as of November 30, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of John W. Loofbourrow Associates, Inc. at November 30, 2006, in conformity with accounting principles generally accepted in the United States.

January 24, 2007

Ernst + Young LLP

John W. Loofbourrow Associates, Inc.

Statement of Financial Condition

November 30, 2006

Assets	
Cash and cash equivalents	$ 24,571
Securities owned, at fair value (cost $40,000)	10,000
Other assets	155
Total assets	$ 34,726
Liabilities and stockholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 14,000
Due to Loofbourrow, Inc.	265
Total liabilities	14,265
Stockholders' equity:	
Common stock, no par value, 10,000 shares authorized, 4,319 shares issued and outstanding	-
Additional paid-in capital	411,462
Accumulated deficit	(391,001)
Total stockholders' equity	20,461
Total liabilities and stockholders' equity	$ 34,726

See accompanying notes.

John W. Loofbourrow Associates, Inc.

Notes to the Statement of Financial Condition

November 30, 2006

1. Organization

John W. Loofbourrow Associates, Inc. (the "Company") was organized as a corporation under the laws of the state of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Municipal Securities Rulemaking Board.

The Company generates fee income by arranging equity and debt financing for corporations in the United States. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold customer cash or securities in connection with such transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks and money market instruments that are readily convertible into cash.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recognition of Income

Financing and consulting fees earned by the Company for assisting clients in investment banking transactions are recognized when the related financing has been completed. Additionally, initial non-refundable fees are recorded at contract signing. The Company records an allowance for doubtful accounts when management deems the collectibility of its receivables to be in doubt. At November 30, 2006, the Company had no accounts receivable.

Taxes

Through November 30, 2000, the Company operated as an S Corporation for federal income tax purposes. Under federal, state and local income tax laws generally applicable to S Corporations, the tax effects of the Company's activities during that period accrued directly to its shareholders. Accordingly, no deferred tax benefit for federal, state or local taxes has

2. Significant Accounting Policies (continued)

Taxes (continued)

been made for any net operating losses incurred prior to November 30, 2000. At November 30, 2000 the Company had an accumulated deficit of approximately $340,000.

Effective December 1, 2000, the Company was organized for federal tax purposes as a C corporation. The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109. The Company expects to pay no federal, state and local income taxes for the year due to its operating losses. At November 30, 2006 the Company has unused federal, state and local net operating loss carryforwards ("NOL's") of approximately $69,000. A valuation allowance equal to the NOL deferred tax asset (approximately $12,000) has been provided due to the Company's history of operating losses.

3. Securities Owned

In lieu of a receivable from a client the Company accepted 500,000 shares of stock in a private company, Sunrise Broadband Group. The Company assigned a fair value of $40,000 on the day the Company received the shares. This value was subsequently reduced to $10,000 as of November 30, 2006 and is included in securities owned on the statement of financial condition. Fair value was determined based on the private status of the company, the financial prospects of the company, and the fair value of a publicly traded company that has made a tentative acquisition offer.

4. Related Party Transactions

The Company has an arrangement whereby Loofbourrow, Inc., a related entity with similar stockholders as the Company, provides employee services, equipment and administrative support services to the Company. The Company was charged fees by Loofbourrow, Inc. for advice provided to the Company with respect to various customer related financing transactions and to reimburse Loofbourrow, Inc. for the employee services, equipment and administrative expenses provided to the Company. During the year ended November 30, 2006 the principal shareholder of the Company provided significant services to Loofbourrow, Inc.

5. Profit Sharing Plan

The Company and Loofbourrow, Inc. maintain a profit-sharing plan (the "Plan") that covers all eligible employees who have reached the age of 21 and have completed one year of service with the Company or its affiliates. Contributions to the Plan are at the discretion of the Board of Directors. There were no contributions to the Plan by the Company in 2006.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At November 30, 2006, the Company had net capital of $10,306 which was $5,306 in excess of its net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital at November 30, 2006 was approximately 1.38 to 1. The Company is exempt from the SEC's customer reserve requirements of Rule 15c3-3.

7. Shareholders' Equity

On September 23, 2004, the Board of Directors of the Company and Loofbourrow, Inc. approved the issue to John Loofbourrow options to purchase shares of stock in each company. Each ten year option has a strike price of $68.89 to purchase 1 share in each of the two held companies, i.e. $68.89 purchases one share in each company. One option is granted for each $100 principal value of loan provided to the companies by John Loofbourrow. At November 30, 2006, 2,330 options had been granted.

8. Contingencies

In 1997, the Company completed a securitization of factored receivables for Q Capital Corporation. The receivables were insured for default by a policy from AIG. In 1999, AIG asserted claims against Q Capital Corporation and the Company in the collective amount of $30,000,000, as well as related fees. AIG alleges that appropriate disclosures were not made by the parties involved. In March 2005, this case was sent by the Superior Court to to binding arbitration between AIG and Q Capital Corporation. The arbitration award in favor of AIG was confirmed on December 22, 2005 by the Superior Court. Neither the Company nor its affiliates were a party to the binding arbitration

The Company believes, after consultation with its attorneys, that the Company has numerous legal defenses (including indemnification agreements), which it will vigorously pursue should AIG press its claim against the Company. Accordingly, at the present time the

8. Contingencies (continued)

Company has not provided for this contingency and believes the claim will not have a material adverse impact on its financial condition.


END